

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

April 14, 2008

<u>Via Facsimile and U.S. Mail</u>

Mark Weeks, Esq.
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025

>   **Re: LAM Research Corporation**
>   **Schedule TO-I**
>   **Filed April 3, 2008**
>   **File No. 005-35859**

Dear Mr. Weeks:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Amend.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>

1. We note that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Further, we note that several current officers, who were not officers on the dates the misdated options were granted to them, will participate in your offer. See the Form 8-K filed on April 4, 2008. Please tell us why you believe current officers may participate in the offer when the global exemptive order is limited to exchange offers for current employees of the issuer.

Offer to Amend Certain Options

Conditions of the Offer, page 14

2. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise to remove the reference to "threatened" and "proposed" since it is unclear how these actions could be objectively determined.

3. The disclosure indicates "Any determination we make concerning the events described in this Section 8 will be final and binding upon all persons." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the Company's determinations.

Information concerning Lam Research, page 17

4. The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). Please revise and include all of the information required by Item 1-02(bb)(1) of Regulation S-X. See Item 1010(c)(1) of Regulation M-A. In addition, please present Income per common share from continuing operations on a per share basis. See Item 1010(c)(2) of Regulation M-A. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Exhibit (a)(1)(J). Screenshot of Agreement to Terms of Election

5. Please revise paragraph 10 to omit the requirement that security holders acknowledge that they have read the tender offer documents.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions